Exhibit 19.1

100 Washington Street, St #100, Reno, NV 89503

1	Policy

This Insider Trading Policy (this “Policy”) provides guidelines with respect to transactions in the securities of American Battery Technology Company (“ABTC”) and the handling of confidential information about ABTC, its subsidiaries, and the companies with which ABTC does business. ABTC has adopted this Policy to promote compliance by all Company employees, consultants and other service providers with federal and state securities laws that prohibit certain persons who are aware of material, nonpublic information (“Insider Information,” further defined below) about a company from: (i) trading in securities of that company; or (ii) providing Insider Information to other persons who may trade on the basis of that information. Employees or consultants who trade on Insider Information (or tip such Insider Information to others) can be personally liable for damages totaling up to three times the profits made or the loss avoided by the individual trading with inside information. Insider trading is also a crime that can result in a criminal fine (no matter how small the profit) of up to five million dollars and a jail term of up to twenty years, as well as penalties described below under the heading “Consequences of Violations.”

The Securities and Exchange Commission (“SEC”) is the federal agency charged with enforcing insider trading laws in the United States. The SEC vigorously pursues insider trading violations and can detect violations using advanced technologies. The SEC’s authority to initiate insider trading investigations includes the ability to obtain the Company’s employee and consultant records, to access individual’s bank accounts and phone records, to obtain broker’s records, etc. An SEC investigation can be triggered through a variety of actions, including by an individual’s unusual trading activity, trading volume, the timing of trades that coincide with important company changes, or simply an anonymous tip to the SEC.

2	Scope

This Policy applies to ABTC and all its subsidiaries (collectively, the “Company”). This Policy applies to all officers of the Company, all members of the ABTC’s and its subsidiaries’ Boards of Directors, and all employees and independent contractors and interns of the Company. This Policy also applies to Family Members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

3	Objective

If you are aware of Insider Information related to the Company, you may not directly, or indirectly through Family Members or other persons or entities:

Engage in transactions in ABTC securities, except as otherwise specified in this

(a)	Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale” and “Rules and Guidelines for Rule 10b5-1 Trading Plans”;

(b)	Recommend the purchase or sale of any ABTC securities;

(c)	Disclose Insider Information (e.g. “tipping”) to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection and authorized external disclosure of information regarding the Company; or

(d)	Assist anyone engaged in the above activities.

100 Washington Street, St #100, Reno, NV 89503

Insider Information means information that is both material and nonpublic (as explained in section 8). These prohibitions apply even if the transaction in question was planned or initiated before you learned of Insider Information. Note that bona fide gifts of ABTC securities are considered transactions subject to the restrictions in this Policy.

In addition, if in the course of working for the Company you learn of Insider Information about a company with which the Company does business, including a customer or supplier of the Company, you may not trade in that company’s securities until the information becomes public or is no longer material.

Under this Policy, the Company cannot make exceptions even for transactions that may seem necessary or justifiable for personal reasons (such as the need to raise money for an emergency expenditure), or small transactions. Insider trading is transaction-specific, and the securities laws do not recognize any mitigating circumstances.

4	Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in ABTC securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in ABTC securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in ABTC securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. For example, if you are talking to your brother-in-law about your job and mention ABTC is going to close its biggest quarter ever, your brother-in-law now has Insider Information and should not trade in ABTC securities. If he does, you will both then be liable for insider trading violations. Therefore, it is your responsibility to inform your brother-in-law of this Policy and the consequences of violation of this Policy.

This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your Family Members. For example, if your mother-in-law has engaged a third-party money manager that independently decides to trade in ABTC securities without talking with you, your mother-in-law, or any ABTC affiliate, then the restrictions in this Policy would not be applicable.

4.1	Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including but not limited to any corporations, partnerships, limited liability companies or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

100 Washington Street, St #100, Reno, NV 89503

4.2	Insider Information of Other Companies

You may not trade in the securities of any other company while aware of material, nonpublic information concerning that company if you acquired that information in the course of your Company duties, as the authorities view that as “misappropriating” the material, nonpublic information and therefore may hold you liable for insider trading based on that action.

You may have access to material, non-public information about companies with which the Company does business (e.g., product enhancements, strategic alliances, etc.). This type of information would make you an “insider” of that other company and you must therefore follow the trading restrictions for that other company (which may differ from the Company’s restrictions). Note that information that is not material to the Company may be material to another company, such as a supplier or partner of the Company. When in doubt, contact the Company personnel described in section 5.

4.3	Prohibited Transactions

Because there is a heightened legal risk, the appearance of improper or inappropriate conduct, or both, in any of the following transactions, you may not engage in any of these:

(a)	Short Sales. You may not engage in short sales of ABTC securities. Short sales of ABTC securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. Short sales may reduce a seller’s incentive to seek to improve the Company’s performance. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.
(b)	Publicly Traded Options. You may not engage in transactions in put options, call options or other ABTC derivative securities, on an exchange or in any other organized market. Given the relatively short term of publicly traded options, transactions in options may create the appearance that you are trading based on Insider Information and may also focus your attention on short-term performance at the expense of the Company’s long-term objectives.
(c)	Section 16(b) Recapture of Short-Swing Profits. Section 16(b) of the Exchange Act imposes liability on officers, directors, and ten-percent holders for any profit derived by them as the result of any purchase and sale occurring within any six-month period. Any excess of the sale price over the purchase price is considered to be “profit,” and is recoverable by Company. It does not matter whether the purchase or the sale occurs first, and it is not necessary for the same shares to be involved in each of the matched transactions. Transactions are paired so as to extract the maximum profit by matching the lowest purchase price and the highest sale price within a six-month period; losses cannot be offset against gains. The result is that liability may exist under Section 16(b) even though an insider’s overall trading in the stock resulted in a loss. If officers or directors of the Company engage in transactions after they are no longer officers or directors, such transactions can be matched for Section 16(b) purposes if they occur within six months of an opposite-way transaction which occurred while they were still an officer or director of the Company. Good faith or inadvertence on the part of an insider is no defense to liability under Section 16(b) and no knowledge of inside information need be involved. If the Company itself does not press a claim for recovery of the short-swing profit, any stockholder may do so on behalf of the Company (and may be awarded attorneys’ fees as well).

100 Washington Street, St #100, Reno, NV 89503

4.4	Placing Open Orders with Brokers

When placing an open order with a broker you should inform the broker that you are subject to this Policy and, if applicable, its Trading Window procedures (and Pre-Clearance Procedures, if applicable) to assure that all open orders are canceled prior to the closure of any Trading Window. Exercise caution when placing open orders, such as limit orders or particularly where the order is likely to remain outstanding for an extended period of time, except in accordance with an approved 10b5-1 trading plan (as discussed below). Open orders may result in the execution of a trade at a time when you are aware of Insider Information or otherwise are not permitted to trade in ABTC securities, which may result in inadvertent insider trading violations, Section 16 violations (for officers and directors), violations of this Policy, and unfavorable publicity for you and the Company.

4.5	Post-Termination Transactions

This Policy continues to apply to transactions in ABTC securities even after termination of your service (whether as an employee, consultant or other service provider) to the Company. If you are in possession of Insider Information when your service terminates, you may not trade in ABTC securities until that information has become public or is no longer material. In addition, if the Trading Window is closed or you are subject to a special trading restriction under this Policy at the time you cease to be affiliated with the Company are expected to abide by the applicable trading restrictions until at least the end of the applicable trading restriction.

5	Procedures

The Company has established procedures in order to assist in the administration of this Policy, to facilitate compliance with the laws prohibiting insider trading, and to avoid the appearance of any impropriety.

(a)	Company Assistance. If you have any concerns about whether you are in possession of Insider Information or if you are in a sensitive position within the Company, you should contact the Company’s General Counsel (“GC”) before you buy or sell ABTC securities. This will help ensure that even employees and consultants unaware of a particular piece of information do not give the appearance of improperly trading ABTC stock. Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the GC.

100 Washington Street, St #100, Reno, NV 89503

(b)	Pre-Clearance Procedures. Other than transactions made pursuant to an approved Rule 10b5-1 trading plan, no Designated Insider (as defined below) or related person may purchase or sell ABTC securities unless the Company’s GC has pre-cleared the transaction. Pre-clearance is not required for the exercise of a stock option or warrant if no shares of stock are sold in the open market in connection with the exercise. Pre-clearance is required for a “cashless” exercise of stock options or warrants where shares are sold to cover the cost of the exercise price of the options or warrants. After receiving permission to engage in a trade, Designated Insiders should either complete their trade within three (3) business days or make a new trading request. The GC may refuse to permit any transaction if it is determined that there are pending corporate developments that could give rise to a charge of insider trading.

(c)	Waiver. Waiver of any provision of this Policy in a specific instance may be authorized in writing by the GC of the Company. Be advised that any such waiver may need to be publicly disclosed by the Company and shall be reported to the Board of Directors of ABTC at its next regularly scheduled meeting.

(d)	Certification. All persons subject to this Policy may be required to certify and re-certify, from time to time, their understanding of, and intent to comply with, this Policy. Each person certifying this Policy acknowledges that their obligation to comply with securities laws is independent of this Policy and compliance with this Policy will not exempt them in the case of any conflict between this Policy and any such securities laws.

(e)	Amendment. This Policy may be amended by ABTC’s Board of Directors or the GC. Furthermore, the SEC has proposed significant changes to rules regarding rules related insider trading which could significantly affect this Policy. You agree to execute an acknowledgement and agreement to any revised Policy.

5.1	Trading Window

Persons subject to this Policy may only conduct transactions involving ABTC securities (other than as specified in section 6) when the Company trading window is open. Whether or not the trading window is open, you are always subject to the prohibitions on trading on the basis of Insider Information and any other applicable restrictions in this Policy.

(a)	Trading Window. All persons subject to this Policy are prohibited from engaging in transactions involving ABTC securities when the Company-wide trading window (the “Trading Window”) is closed each quarter. For Designated Insiders, the Trading Window opens each quarter at the start of the first trading day that is at least 48 hours following the date of public disclosure of the financial results for the previous fiscal quarter and the Trading Window closes two weeks prior to each quarter end. For all other persons subject to this Policy, the Trading Window opens each quarter at the start of the first trading day that is at least 48 hours following the date of public disclosure of the financial results for the previous fiscal quarter and the Trading Window closes upon each quarter end. The period following the closure of the Trading Window is a particularly sensitive time for transactions involving the Company due to the fact that, during this period, individuals may often possess or have access to Insider Information relevant to the expected financial results for the quarter.

100 Washington Street, St #100, Reno, NV 89503

(b)	Special Trading Restrictions. From time to time, an event may occur that is material to ABTC and is known by only a few directors, officers, or employees. So long as the event remains material and nonpublic, the GC may provide a list of directors, officers, or employees that may not trade ABTC securities. The existence of an event-specific trading restriction will not be announced to the Company as a whole and should not be communicated to any other individuals. Even if the GC has not explicitly designated you as a person who is prohibited from trading due to an event-specific restriction, you may not trade while aware of Insider Information.

(c)	No “Safe Harbors.” There are no unconditional “safe harbors” for trades made at particular times, and all persons subject to this Policy should exercise good judgment at all times. Even when the Trading Window is open, you may be prohibited from engaging in transactions involving the Company’s securities if you possess Insider Information, are subject to a special trading restriction, or are otherwise restricted under this Policy.

5.2	Rules and Guidelines for Rule 10b5-1 Trading Plans

Designated Insiders may wish to consider entering into pre-arranged 10b5-1 trading plans. 10b5-1 trading plans, when properly adopted, can provide an exception to the general prohibition against trading when the Designated Insider is in possession of material nonpublic information or trading when the trading window is closed. 10b5-1 trading plans provide a defense from insider trading liability if trades occur pursuant to a trading plan that meets certain specified conditions. Under a 10b5-1 trading plan, an insider enters into a binding written plan that specifies the amount, price, and/or date on which securities are to be purchased or sold. The Designated Insider may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when the Designated Insider is in possession of material nonpublic information.

These plans can only be established, modified, or terminated during an open window and at a time when the Designated Insider does not possess material nonpublic information. All such plans of Designated Insiders must be submitted to the GC’s office for review and approval before adoption. All such plans must be executed through a broker and be documented using a form that is pre-approved by the GC’s office. Trading according to an approved 10b5-1 trading plan will not require further preclearance at the time of the trade. You may not enter into more than one (1) 10b5-1 trading plan at the same time. All plans for directors and officers must include a waiting period of the later of (i) ninety (90) days between establishing the plan (or amending the plan) and the first trade made under the plan and (ii) two (2) business days following the filing of the Company’s Form 10-Q or Form 10-K for the quarter in which the plan was adopted or modified, with a maximum one hundred twenty (120) day period. The Company is required to disclose on Form 10-Q and 10-K, as applicable, if a director or officer adopted, materially modified or terminated a 10b5-1 trading plan during the covered period. Actual sales made through 10b5-1 trading plans must be disclosed on a Form 4 for Section 16 Insiders. The details of the rule, and one’s obligations under the rule, are complex, and further information about the rule is available upon request from the GC’s office.

100 Washington Street, St #100, Reno, NV 89503

6	Exceptions

The quarterly Trading Window closures and event-driven trading restrictions do not apply to those transactions described below. Further, the requirement for pre-clearance, the quarterly Trading Window closures and event-driven trading restrictions do not apply to transactions conducted pursuant to an approved Rule 10b5-1 Plan (although such requirements are applicable to the establishment of the plan itself).

6.1	Transactions under Company Plans

The prohibitions described in this Policy do not apply in the case of the following transactions, except as specifically noted:

(a)	Stock Option Exercises for Cash. This Policy does not restrict the exercise for cash of an employee stock option or warrant acquired pursuant to the Company’s plans (including assumed plans of companies acquired by the Company). It does, however, restrict any sale of ABTC stock as part of a broker-assisted cashless exercise of an option or warrant, any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or warrant, or any sale of shares acquired upon the exercise of an option or warrant.

(b)	Restricted Stock Units and Performance Shares. This Policy does not restrict the vesting of restricted stock units (“RSUs”), performance shares, or other similar equity instruments, or the related forfeiture of shares of stock to satisfy tax withholding or other regulatory requirements upon the vesting of any such equity instruments. The Policy does, however, restrict any market sale of the shares of ABTC common stock that are issued upon the vesting of such RSUs, performance shares, or other similar equity instruments.

(c)	Employee Stock Purchase Plan. This Policy would not restrict purchases of stock under an employee stock purchase plan (an “ESPP”), resulting from contributions of money to an ESPP pursuant to the election you make at the time of any enrollment in the plan. It would not, however apply to your sales of ABTC securities purchased pursuant to a ESPP. Additionally, you should not base your decision to participate in the ESPP, or your decision to change your election under the ESPP, on Insider Information.

100 Washington Street, St #100, Reno, NV 89503

6.2	Transactions Not Involving a Purchase or Sale

Transactions that involve merely a change in the form in which you own securities are permitted during a period when you are aware of Insider Information or during a company-enforced Trading Window closure. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime. Further, transactions in mutual funds that are invested in ABTC securities are not transactions subject to this Policy.

The trading restrictions under this Policy also do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

7	Violations

Federal and state laws prohibit the purchase or sale of securities while aware of Insider Information, or the disclosure of Insider Information to others who then trade in ABTC securities. The SEC, U.S. Attorneys and State authorities vigorously pursue insider trading violations. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. Tipping can result in the same civil and criminal penalties as insider trading, even if the individual who “tipped” did not trade or benefit personally from another’s trading. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

In addition, your failure to comply with this Policy may subject you to Company-imposed discipline, including termination of your services, whether or not your failure to comply results in a violation of law.

7.1	Reporting Violations

It is your responsibility to help enforce this Policy. You should be alert to possible or unintended violations and promptly report violations or suspected violations (including self-reporting) of this Policy to the GC. If you make an anonymous report, which may also be accomplished in accordance with the procedures set forth in the Company’s whistleblower policy, please provide as much detail as possible, including any evident that you believe may be relevant to the issue.

8	Definitions

For purposes of this Policy, the following terms have the meanings indicated below:

●	ABTC securities – common stock, options for common stock, preferred stock, convertible debentures, warrants and exchange traded options, other derivative securities, publicly-traded debt, and any other securities of the Company.
●	Controlled Entities – any entities that you influence or control, including but not limited to any corporations, partnerships, limited liability companies, or trusts.

100 Washington Street, St #100, Reno, NV 89503

●	Designated Insiders – The Company has determined that certain persons have, or are likely to have, access to the Company’s internal financial statements or other material nonpublic information and are therefore subject to additional restrictions as set forth in this Policy. All Company Designated Insiders shall be informed of their status as such by the Company’s GC’s office. In addition, a current list of Designated Insiders is maintained in both the GC’s office and the payroll department. “Designated Insiders” shall include at least the following positions:

○	Board of Directors
○	Executive Officers (i.e., CEO, CFO, COO, CRO, GC)
○	Executive Assistants to the Executive Officers
○	All Department Heads (i.e., Director of Engineering)
○	Identified Employees in the tax and finance departments

Other employees or officers may also become Designated Insiders as determined by the GC’s office.

●	Family Member – Family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in ABTC securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in ABTC securities.
●	Insider Information – Information that is both material and nonpublic.
●	Material Information – Information is “material” if there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions or if the information is reasonably certain to affect the price of ABTC securities. If securities transactions ever become the subject of scrutiny, they are likely to be viewed with the benefit of twenty-twenty hindsight. As a result, before engaging in any transaction, an insider should carefully consider how his or her transaction may be construed after the fact. Again, in the event of any questions or uncertainties about this Policy, please consult the GC’s office. Information is likely to be “material” if it relates to:

○	Earnings or sales results or expectations for the quarter or the year;
○	Financial forecasts;
○	Changes in dividends;
○	News involving a merger, acquisition, or similar transaction;
○	Changes in relationships with major customers or important contracts;
○	Important product developments;
○	Major financing developments;
○	Significant personnel changes;
○	Criminal indictments, material civil litigation or government investigations;
○	Labor disputes, including strikes or lockouts;
○	Substantial changes in accounting methods;
○	Debt service or liquidity problems;
○	Bankruptcy or insolvency;
○	Public offerings or private sales of debt or equity securities;
○	Stock splits, calls, redemptions, or repurchases of the Company’s securities; or
○	Major cyber security incidents.

●	Nonpublic Information - “Nonpublic” information is information which has not been made available to investors generally. For nonpublic information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace and sufficient time must pass for the information to become available in the market. To show that information is public, it must be disclosed by the filing of a Form 10-Q, Form 10-K, Form 8-K, or other report with the Securities and Exchange Commission (“SEC”), or disclosed by a release to a national business and financial wire service (such as BusinessWire, Reuters, or Bloomberg) or a national news service or a national newspaper (such as The Wall Street Journal). The circulation of rumors, internet discussions, or “talk on the street,” even if accurate, widespread, and reported in the media, does not constitute the requisite public disclosure, nor does the mere posting of the information on a third party’s website (other than the SEC’s). “Nonpublic” information is not made public by selective dissemination. Material information improperly disclosed only to institutional investors or to a favored analyst or a group of analysts retains its status as nonpublic information. So long as any material component of the information has yet to be publicly disclosed, the information is deemed nonpublic and may not be misused. It is the policy of the Company to consider quarterly and annual earnings results public twenty-four (24) hours after a press release regarding such earnings. Similarly, other material information will be considered public twenty-four (24) hours after public disclosure in the manner described above.